UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)

OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

ELAN CORPORATION, PLC

(Name of Subject Company (Issuer))

RP MANAGEMENT, LLC

(Names of Filing Persons (Offeror))sec.gov

Ordinary Shares, par value €0.05 each

(Title of Class of Securities)

G29539106

(CUSIP Number of Class of Securities)

American Depositary Shares, each representing one Ordinary Share

(Title of Class of Securities)

284131208

(CUSIP Number of Class of Securities)

George Lloyd

RP Management, LLC

110 East 59th St., Suite 3300

New York, NY 10022

Telephone: (212) 882-0200

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

With a copy to:

Jeffrey L. Kochian

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, New York 10036

Telephone: (212) 872-8112

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

On March 6, 2013, RP Management, LLC issued the following announcement:

ROYALTY PHARMA STATEMENT REGARDING ELAN PROPOSAL

This announcement does not constitute an announcement of a firm intention to make an offer under the Irish Takeover Rules

New York, NY – March 6, 2013

RP Management, LLC (“Royalty Pharma”) remains committed to acquiring Elan on the terms set out in the Proposal Announcement of February 25, 2013, but continues to be disappointed that the Board of Elan has not engaged in discussions. Royalty Pharma is ready and able to move quickly to implement an offer and believes that it will be able to complete due diligence in 20 days.

Royalty Pharma announces today that it is meeting with a number of Elan Shareholders to discuss the Proposal. For the purposes of these meetings, Royalty Pharma has produced a presentation which it is posting today on its website, and is making this announcement to conform with the disclosure and other requirements of the Irish Takeover Rules.

The presentation may be found at www.royaltypharma.com/index.php/proposedofferforelan.

Key messages

Royalty Pharma believes that:

•	the Proposal would, if completed, allow Elan Shareholders to immediately receive full value for their Elan Stock in cash;

•	the Proposal presents a compelling financial proposition for Elan Shareholders based on a variety of different premia and multiple calculations;

•	there are significant execution risks associated with Elan’s new acquisition strategy;

•	Elan’s current senior management team lacks a successful track record in making acquisitions or in-licensing late stage products at Elan;

•	the Proposal attributes a higher value to the Tysabri Royalty than is implied by the terms of the Tysabri Transaction;

•	following the completion of the Tysabri Transaction, Elan will have little or no strategic value and the field of likely acquirers of Elan has narrowed sharply; and

•	the Board of Elan’s refusal to engage with Royalty Pharma is depriving Elan Shareholders of the opportunity to decide on the merits of the Proposal.

Royalty Pharma is ready and able to move quickly

Royalty Pharma believes that the pre-conditions to its Proposal, as stated in full in the Proposal Announcement, can easily be satisfied or waived once it is given access to due diligence. The pre-conditions are limited to the completion of customary due diligence, the completion of the Tysabri Transaction, no other transactions being undertaken by Elan (including acquisitions or buybacks) and other customary conditions.

Royalty Pharma is ready to move quickly and has the required financial strength to complete the Possible Offer, with more than US$1.1 billion of cash on hand and “highly confident” letters from its financing banks, J.P. Morgan and BofA Merrill Lynch. Upon satisfactory completion of Royalty Pharma’s due diligence the financing banks will provide committed financing sufficient to satisfy the consideration payable.

Royalty Pharma has a strong track record of raising capital in the debt and equity markets, including investment grade debt. Appendix III contains details of selected recent debt and equity fundraisings undertaken by Royalty Pharma.

Royalty Pharma believes that it will be able to complete its required due diligence within 20 days of being provided the necessary access to due diligence materials. Accordingly, Royalty Pharma believes Elan Shareholders should urge the Board of Elan to engage with Royalty Pharma and grant the required access to allow an offer to be pursued expeditiously.

Royalty Pharma’s Proposal delivers full value in cash for Elan Stock today

Royalty Pharma believes that the Proposal offers Elan Shareholders a compelling financial alternative that will allow them to realize full value for their Elan Stock in cash immediately and eliminate the execution risk associated with Elan’s acquisition strategy.

In the event that the Possible Offer were successfully made, Elan Shareholders, as opposed to Elan, would be able to reinvest any cash proceeds in other pharmaceutical companies without paying the control premium which Elan may need to pay to acquire control of such companies.

In the event that the Possible Offer is not made, Elan Shareholders will have limited control over what assets Elan might acquire (as shareholder approval may not be required). Royalty Pharma believes that the risks associated with Elan’s future acquisition strategy, and the impact of this strategy on earnings visibility, are substantial.

Furthermore, unlike the “unique” dividend policy announced by Elan on March 4, 2013 whereby Elan Shareholders receive only 20 percent of the Tysabri Royalty over time, the Proposal would allow Elan Shareholders to receive what Royalty Pharma believes is full value for their Elan Stock immediately upon the completion of an offer.

Royalty Pharma’s perspective on the assets, attributes and liabilities of Elan today is contained below.

Elan’s hard assets

Royalty Pharma believes that substantially all of Elan’s assets, following the completion of the Tysabri Transaction, will consist only of net cash of US$3.1 billion1 or US$5.1 per Elan Stock2 (to which Royalty Pharma does not ascribe a premium) and the Tysabri Royalty, of which Biogen now has full operating control.

[1]	Net cash calculated in Appendix VI (including the Janssen AI funding commitment relating to bapineuzumab).
[2]	Per Elan stock numbers in this section are based on 602.0 million fully diluted shares outstanding at the Proposal Price, as calculated in Appendix VI.

Royalty Pharma believes that the Tysabri Royalty is a financial rather than strategic asset and should therefore be valued on the basis of financial metrics (i.e. intrinsic value). As described elsewhere in this announcement, Royalty Pharma has prepared an illustrative calculation, which assumes that the Disposed Tysabri Percentage is between 46 percent and 54 percent. Using the mid-point of the Disposed Tysabri Percentage Range would indicate that the Tysabri Transaction ascribed a value of US$3.25 billion (US$5.4 per Elan Stock) to the residual Tysabri Royalty.

Royalty Pharma further believes that the Proposal ascribes significant value to the portion of the Tysabri Royalty that extends beyond the drug’s remaining exclusivity period (which ends in 20203). This statement is based on Royalty Pharma’s analysis of publicly available forecasts for Tysabri revenue over the period of the drug’s remaining exclusivity period.

Elan’s other financial attributes

Royalty Pharma believes that Elan’s other financial attributes are limited to the available tax losses created by net operating losses and Elan’s Irish tax domicile.

Royalty Pharma values the tax losses at a maximum of US$187.5 million (US$0.3 per Elan Stock). This is calculated by multiplying the Irish corporate tax rate of 12.5 percent by the US$1.5 billion of net operating losses that Elan has suggested are available to it4. This calculation is based on the scenario that the net operating losses are used in full and are all used upfront. If in fact the net operating losses are used over time, the real net present value of the tax benefit from these net operating losses would be lower. Royalty Pharma proposes, as part of its due diligence, to examine whether the tax benefit from these net operating losses would be useable by Royalty Pharma or any other future acquiror.

Royalty Pharma believes that Elan’s Irish tax domicile does not differentiate Elan from other pharmaceutical companies in low-tax jurisdictions (by way of example: Jazz and Valeant), nor does it follow that the acquisition by an Irish holding company of a foreign target in a higher tax jurisdiction such as the U.S. would of itself result in a material reduction in the target’s effective tax rate.

Offsets

Royalty Pharma believes that the value ascribable to Elan’s assets and financial attributes will be offset at least in part by the negative value of the US$170-190 million5 (US$0.3 per Elan Stock) annual operating expenses in 2013 that Elan maintains (which include expenses associated with ELND005). There are also US$60-80 million of remaining expenses associated with bapineuzumab in 20136 (Royalty Pharma believes there to be no apparent value in excess of the investment requirement).

[3]	2020 being the time at which the primary U.S. patent relating to Tysabri and covering the relevant humanized antibody expires. Extracted from Elan’s 20-F SEC filing on February 12, 2013 for the financial year ended December 31, 2012.
[4]	Referenced in CallStreet transcript of the Tysabri Conference Call on February 6, 2013.
[5]	On the basis of Elan’s announcement of its results for the 2012 financial year made on February 6, 2013.
[6]	US$60-80 million expected this year, with US$30 million already funded in January 2013.

Other considerations

As described elsewhere in this announcement, Royalty Pharma believes that there is a very real possibility that Elan could destroy value through its acquisition strategy.

A compelling financial proposition

The Proposal Price represents a substantial premium to comparable companies’ trading multiples

The Proposal Price represents:

•

a Proposal Enterprise Value for Elan equal to 12.2x 2015E Broker Projected EBITDA (the median 2015E projected EBITDA multiple for the Specialty Pharma Companies is 5.9x7, and for the Large Cap Biotech Companies is 9.1x);

•

a Proposal Price equal to 30.6x 2015E Broker Projected Earnings Per Share (the median 2015E projected earnings per share multiple for the Specialty Pharma Companies is 8.7x, and for the Large Cap Biotech Companies is 11.3x); and

•

a Proposal Enterprise Value for Elan equal to 8.3x 2015E Broker Projected Revenue (the median 2015E projected revenue multiple for the Specialty Pharma Companies is 2.4x and for the Large Cap Biotech Companies is 4.8x).

Royalty Pharma believes that it is useful to compare Elan’s trading multiples with the trading multiples of other companies with acquisition-led business models similar to Elan’s proposed strategy.

For example, Royalty Pharma considers Valeant and Jazz to be successful specialty pharmaceutical companies whose business models include significant growth through acquisitions. As with Elan, these companies also have non-US tax domiciles. In contrast to Elan, Royalty Pharma believes that these companies have established operations enabling them to derive synergies from transactions.

Valeant is trading on a 8.7x 2015E projected earnings per share multiple8 and Jazz is trading on a 6.8x 2015E projected earnings per share multiple9. The Proposal Price represents 30.6x Elan’s 2015E Broker Projected Earnings Per Share. Were the Valeant or Jazz multiples referenced above to be applied to Elan’s 2015E Broker Projected Earnings Per Share, they would imply a share price of US$3.15 and US$2.44 respectively. Equally, if the Proposal Price were divided by the Valeant or Jazz multiples referenced above respectively, the resulting implied earnings per share would be US$1.26 or US$1.62 respectively, both materially higher than Elan’s 2015E Broker Projected Earnings Per Share of US$0.36.

[7]	All multiples referenced in this section are as at February 22, 2013, being the last trading day prior to the Proposal Announcement.
[8]	Based on I/B/E/S consensus for earnings per share forecasts and share prices both downloaded from FactSet on 22-Feb-2013.
[9]	Based on I/B/E/S consensus for earnings per share forecasts and share prices both downloaded from FactSet on 22-Feb-2013.

Were Elan to distribute its net cash and the share price declined proportionally, the implied 2015E earnings per share multiple at the Proposal Price would be 16.7x10, still materially above the corresponding multiples of Jazz or Valeant.

Elan management’s strategy and the risks associated with it

Royalty Pharma believes that there are a number of significant risks associated with Elan’s new business plan, many of which were identified in the Proposal Announcement. In particular, Royalty Pharma believes that each new investment made by Elan will be scrutinized to ascertain near-term value creation potential, thereby increasing the volatility in Elan Stock.

Royalty Pharma believes that these risks were demonstrated by Elan’s February 6, 2013 announcement of the Tysabri Transaction, as well as by the change of heart evident in Elan’s recent statements, following the receipt of Royalty Pharma’s Proposal.

The day of the announcement of the Tysabri Transaction

On February 6, 2013, the day of the announcement of the Tysabri Transaction, Royalty Pharma believes that Elan revealed its true colors during the Tysabri Conference Call11.

Elan stated that it would use “a majority of” the Tysabri Consideration for acquisitions in statements which Royalty Pharma believes were unclear and unfocused. Elan’s statements regarding returning cash to shareholders were also vague and reflected Elan’s lack of focus on enhancing shareholder value. In general, Royalty Pharma believes that Elan expressed little concern for the views of Elan Shareholders during the Tysabri Conference Call, which included the following statements12:

•

“But to emphasize, the US$3.25 billion is a lot of money. There is a lot of assets out there. Our goal as we sit here today is that the majority of that capital over time should be put into businesses, again, in a balanced way. But again, some portion of it, given that we brought forward the value, will be returned to shareholders at the right time and post-close and as we sequence it against other transactions.”

•	“As far as usage of this capital upon close, they include, but are not limited to, therapeutic opportunities across broad therapies. We are basically agnostic to therapeutic focus.”

•

“we are somewhat agnostic to different geographies … they all hold some appeal, depending on what part of the geography you’re interested in … we are not particularly interested in large markets, large indications of primary care, but large markets in smaller indications would be attractive and vice versa.”

•	“And we still do like some very specific, unique science things.”

[10]	Calculation assumes that US$5 is distributed to each Elan Shareholder (which implies a total cash distribution of US$3.0 billion based on 602.0 million fully diluted shares in issue at the Proposal Price) and that there is no impact of cash distribution on 2015E Broker Projected Earnings Per Share.
[11]	Sourced from CallStreet transcript of the Tysabri Conference Call.
[12]	Royalty Pharma has underscored certain portions of the passages for emphasis.

•	“At the right time and in the right manner, we would intend to provide some portion of this capital back to shareholders over time.”

•	“we are not going to satisfy all investors on every category … So anyway, everyone can vote with their feet.”

The Elan Stock price fell by approximately 10 percent on the day of the Tysabri Conference Call.

Elan’s announcements since its receipt of Royalty Pharma’s Proposal

Royalty Pharma believes that Elan has changed its messages since receiving Royalty Pharma’s Proposal, particularly with regard to shareholder returns.

Having previously said that shareholders “can vote with their feet”, on February 22, 2013 Elan announced a US$1 billion share repurchase programme and noted that “We greatly value our shareholder relationships and the access to equity capital these relationships give us and we appreciate the time horizon of many of our long term holders. We will continue to work on ways to unlock incremental value to their direct benefit”. Notably, Elan failed to disclose that it had received Royalty Pharma’s Proposal.

On February 25, 2013, after Royalty Pharma released the Proposal Announcement, Elan stated publicly that it would consider any credible proposal, implying that Royalty Pharma’s Proposal was not credible.

On March 4, 2013, Elan announced a plan to distribute 20 percent of the Tysabri Royalty to shareholders through dividends. Deutsche Bank and RBC Capital Markets have calculated that this would imply a dividend yield of only 1-2 percent13 in the short term, and this announcement provides no further clarity about Elan’s plans for the remaining 80 percent of the Tysabri Royalty. The Elan CEO made a number of remarks in an interview14 on that day that rejected entertaining any discussions with Royalty Pharma, stating that:

•	“We’re not in any discussions with [Royalty Pharma] at all on any topic and we don’t see any need to have those discussions.”

•	“We don’t see Royalty Pharma as a credible counterparty to have any strategic discussions with. We’re not looking for any price.”

Accordingly, Royalty Pharma believes that Elan is still not focused on maximising shareholder value, and that Elan Shareholders should treat Elan’s recent change of heart regarding returning cash to Elan Shareholders with scepticism.

The reaction of analysts to the Tysabri Transaction

Following the announcement of the Tysabri Transaction, four analysts (AlphaValue, Deutsche Bank, RBC Capital Markets, and UBS) cut their ratings on the Elan Stock and nine

[13]	Sourced from equity research reports published by RBC Capital Markets and Deutsche Bank on March 4, 2013.
[14]	Sourced from Reuters article published March 4, 2013 titled, “Elan offers special dividend to fend off Royalty” and Bloomberg article published March 4, 2013.

analysts (AlphaValue, Berenberg Bank, Deutsche Bank, Exane BNP Paribas, Morgan Stanley, RBC Capital Markets, Spin-Off Research, Standard & Poor’s and UBS) lowered their price targets15. At the time of the Proposal Announcement, a significant majority of analysts had price targets at or below the Proposal Price.

A majority of analysts that have released comments on the Tysabri Transaction included at least some commentary expressing uncertainty on Elan’s acquisition strategy or track record16.

Royalty Pharma also believes that the Elan Stock price prior to the Proposal Announcement was, to an extent, inflated by takeover speculation, as supported by the fact that a number of analysts also included at least some commentary mentioning the possibility of Elan being a potential acquisition target17.

Higher value attributed to the Tysabri Royalty than that implied by the Tysabri Transaction

Royalty Pharma believes that it is offering Elan Shareholders a value for the Tysabri Royalty that is higher than the value implied by the Tysabri Transaction. This is despite the fact that Royalty Pharma would not gain control of Tysabri through an acquisition of Elan, and the fact that the tiered Tysabri Royalty structure allocates more value to Biogen on the lower risk cash flows accruing from Tysabri (the first US$2 billion of annual sales from the drug) and makes the value accruing to Elan more dependent on the higher risk cash flows (the incremental annual sales from the drug above US$2 billion).

The Tysabri Transaction, in which Elan was a willing seller, set an implied value on the residual Tysabri Royalty held by Elan. The implied value of the residual Tysabri Royalty held by Elan depends on the percentage of Elan’s economic interest in Tysabri that was acquired by Biogen in the Tysabri Transaction (the “Disposed Tysabri Percentage”). Elan and Biogen have not disclosed what they believe this percentage to be, but it may be estimated on the basis of projected cash flows accruing to Elan from the Pre-Restructuring Tysabri Participation (before the completion of the Tysabri Transaction) and the residual Tysabri Royalty (after the completion of the Tysabri Transaction).

Royalty Pharma has prepared an illustrative calculation which assumes that the Disposed Tysabri Percentage is between 46 percent and 54 percent (the “Disposed Tysabri Percentage Range”). This illustrative calculation was prepared solely based upon Royalty Pharma’s analysis of the terms of the Tysabri Transaction and publicly available forecasts for Tysabri. Biogen paid US$3.25 billion for the Disposed Tysabri Interest.

Based on the Disposed Tysabri Percentage Range and Royalty Pharma’s assumptions, the Tysabri Transaction ascribed a value of between US$2.77 billion and US$3.81 billion to the residual Tysabri Royalty. Using the mid-point of the Disposed Tysabri Percentage Range of 50 percent would indicate that the Tysabri Transaction ascribed a value of US$3.25 billion to the residual Tysabri Royalty. The Proposal Enterprise Value of US$3.56 billion18 represents a 9.6 percent premium to this value.

[15]	Based on broker notes released after the announcement of the Tysabri Transaction and prior to February 25, 2013.
[16]	Comments made in notes by Berenberg Bank, Davy, Deutsche Bank, Exane BNP Paribas, Leerink Swann, Morgan Stanley, RBC Capital Markets and UBS released after the announcement of the Tysabri Transaction and prior to February 25, 2013.
[17]	Comments made in notes by Leerink Swann, RBC Capital Markets and UBS released after the announcement of the Tysabri Transaction and prior to February 25, 2013.
[18]	Calculated in Appendix VI.

In its calculations above, Royalty Pharma makes no adjustment for the value of synergies that may be realized by Biogen. Biogen has stated that its annual operating synergies from the Tysabri Transaction will be approximately US$30 million19. No other buyer could have realized such synergies and no further similar synergies are now available.

Royalty Pharma believes that these synergies can be viewed as reducing the effective net cost to Biogen. As such, Royalty Pharma believes that its calculation may over-state the value ascribed by the Tysabri Transaction to the standalone value of the Disposed Tysabri Interest, and by implication may over-state the value of the residual Tysabri Royalty.

In its calculation, Royalty Pharma ascribes minimal value to Elan’s non-cash assets other than to the residual Tysabri Royalty. The Proposal Enterprise Value therefore closely reflects the value that Royalty Pharma is ascribing to the Tysabri Royalty.

Royalty Pharma’s calculation framework, analysis and assumptions, derived from publicly available information, are contained in Appendix IV.

Elan will have little or no strategic value following the Tysabri Transaction

Following the completion of the Tysabri Transaction, Royalty Pharma believes that the field of likely acquirors of Elan will have narrowed sharply.

Royalty Pharma does not believe that pharmaceutical or biotech companies would be interested in acquiring Elan given that its material assets (in the context of the assets of the Elan Group, taken as a whole), following the completion of the Tysabri Transaction, will consist of cash and the Tysabri Royalty. As such, Royalty Pharma believes that the only companies that would be interested in acquiring Elan would be financial buyers. As the world’s largest investor in pharmaceutical royalties, Royalty Pharma believes that it may be the only credible buyer capable of acquiring the whole of Elan.

Conclusion: the choice for Elan Shareholders is clear

Royalty Pharma’s Proposal provides a clear choice for Elan Shareholders:

•	Receive what Royalty Pharma believes is the full value for Elan Stock now, in cash; or

•

Trust that Elan’s acquisition strategy will succeed by remaining invested in a company with two material assets: a royalty interest in Tysabri and cash, the majority of which Elan has stated will be used for acquisitions.

IF ELAN SHAREHOLDERS SUPPORT THE ROYALTY PHARMA PROPOSAL, THEN THEY SHOULD ENCOURAGE THE BOARD OF ELAN TO ENGAGE WITH ROYALTY PHARMA.

[19]	Sourced from the Biogen presentation made to investors on February 6, 2013 which states on slide 13 that “Asset Purchase Structure Enables: Approximately US$30M in annual operating synergies relatively seamlessly”.

ELAN SHAREHOLDERS MAY NEVER GET ANOTHER OPPORTUNITY TO MAKE THIS CHOICE.

FURTHER INFORMATION ON ROYALTY PHARMA

Royalty Pharma is a private entity founded in 1996 and is the investment manager to entities investing in royalty interests in marketed and late stage biopharmaceutical products, with a portfolio of royalty interests in 37 approved and marketed products (including Abbott’s Humira®, Johnson and Johnson’s Remicade®, Merck’s Januvia®, Gilead’s Atripla®, Truvada®, and Emtriva®, Pfizer’s Lyrica®, Amgen’s Neupogen® and Neulasta®, and Genentech’s Rituxan®) and 3 products pending approval. Royalty Pharma’s product portfolio is well-diversified across biopharmaceutical products and treatment areas and consists of stable and long-dated assets. Royalty Pharma’s portfolio includes royalties on 8 of the top 20 selling pharmaceutical and biotech drugs by expected worldwide 2016 sales20, and 9 products with over US$1 billion in annual sales.

These entities have a longer than fifteen year history of providing value to holders of royalty interests, including a US$400 million purchase of 80 percent of Memorial Sloan-Kettering Cancer Center’s Neupogen®/ Neulasta® royalty, a US$525 million joint acquisition with Gilead Sciences of Emory University’s emtricitabine royalty interest, a US$650 million purchase of New York University’s Remicade® royalty, a US$700 million acquisition of AstraZeneca’s Humira® royalty, a US$700 million purchase of a portion of Northwestern University’s Lyrica® royalty, a US$609 million acquisition of Astellas Pharma’s patent estate and associated royalty stream relating to the use of dipeptidyl peptidase IV (DPP-IV) inhibitors for the treatment of type 2 diabetes including Januvia® and Janumet®, and most recently a US$761 million purchase of a portion of an interest in Biogen’s Tecfidera (formerly BG-12) for the treatment of multiple sclerosis held by the former shareholders of Fumapharm AG. These entities are well diversified across biopharmaceutical products and treatment areas with unaudited revenue of US$1.39 billion for the 2012 financial year and unaudited EBITDA for the 2012 financial year of US$1.35 billion.

A breakdown of these entities’ revenues by therapeutic area may be found in Appendix V.

Important notice

The Proposal is subject to the following pre-conditions, which will need to be satisfied or waived prior to any announcement of the Possible Offer under Rule 2.5 of the Irish Takeover Rules:

(i)	being granted access to and completion of satisfactory due diligence into the business of Elan, including management meetings;

(ii)	no acquisitions, dispositions, restructuring activities, debt refinancing, stock buybacks or other extraordinary transactions by Elan apart from the completion of the Tysabri Transaction;

(iii)	the Tysabri Transaction shall have closed and the terms shall not have been amended or altered in any material respect from the terms announced on February 6, 2013;

[20]	Based on Evaluate Pharma estimates for 2016.

(iv)	unanimous recommendation of the Possible Offer, if made, by the directors of Elan;

(v)	each of the directors of Elan giving firm irrevocable undertakings to accept the Possible Offer, if made, or to vote in favour of the scheme of arrangement (as applicable) in respect of all the Elan Stock in which they have an interest;

(vi)	the entry into an expense reimbursement agreement in a form acceptable to Royalty Pharma in respect of an amount equal to the maximum allowable under the terms of the Irish Takeover Rules and the financial advisor to Elan confirming to the Irish Takeover Panel that such agreement is in the best interests of Elan’s Shareholders;

(vii)	Elan’s assistance, as appropriate, in obtaining support from its major institutional shareholders for the Possible Offer, if made; and

(viii)	execution of an appropriate implementation agreement to govern the conduct of a scheme of arrangement if the transaction is to be structured in that manner.

Royalty Pharma reserves the right to waive any or all of the pre-conditions described in this announcement and to implement the Possible Offer by means of either a general offer or a scheme of arrangement.

Royalty Pharma reserves the right to reduce the Possible Offer price in the event that:

(i)	Elan announces, declares or pays a dividend or any other distribution to its shareholders or announces or makes any share buyback or redemption; or

(ii)	Elan agrees to or undertakes any extraordinary transaction, including an acquisition, in-licensing, or debt refinancing.

Customary terms and conditions under the Irish Takeover Rules will attach to the Possible Offer if made.

Sources and Bases

(i)	Save where otherwise stated, financial and other information concerning Elan and Royalty Pharma has been extracted from published sources or from Royalty Pharma’s unaudited financial results for the year ended December 31, 2012;

(ii)	calculation of Broker Median Price Target from third party reports – the median of price targets released following the announcement of the Tysabri Transaction on February 6, 2013 and prior to the Proposal Announcement by Alphavalue, Berenberg Bank, Deutsche Bank, Exane BNP Paribas, Jefferies, Leerink Swann, Morgan Stanley (base case scenario), RBC Capital Markets, S&P, Spin-Off Research and UBS, and sourced from Bloomberg and broker notes;

(iii)	calculation of Broker Projected Earnings Per Share from third party reports – the median of revised earnings per share forecasts sourced from broker reports published following the announcement of the Tysabri Transaction on February 6, 2013 and prior to the Proposal Announcement by Berenberg Bank, Cowen, Davy Research, Deutsche Bank, Morgan Stanley, RBC Capital Markets and UBS;

(iv)	calculation of Broker Projected EBITDA from third party reports – the median of revised EBITDA forecasts sourced from broker reports published following the announcement of the Tysabri Transaction on February 6, 2013 and prior to the Proposal Announcement by Berenberg Bank, Davy Research, Deutsche Bank, Morgan Stanley and UBS;

(v)	calculation of Broker Projected Revenue from third party reports – the median of revised revenue forecasts sourced from broker reports published following the announcement of the Tysabri Transaction on February 6, 2013 and prior to the Proposal Announcement by Berenberg Bank, Cowen, Davy Research, Deutsche Bank, Morgan Stanley, RBC Capital Markets and UBS;

(vi)	calculation of median projected EBITDA, earnings per share and revenue multiples for the Large Cap Biotech Companies and the Specialty Pharma Companies is based on multiples sourced from I/B/E/S consensus as downloaded from FactSet on 22-Feb-2013, FactSet on 22-Feb-2013 (for share prices and numbers of shares outstanding) and company filings (for balance sheet data);

(vii)	Biogen’s presentation made to investors on February 6, 2013 following the announcement of the Tysabri Transaction;

(viii)	CallStreet transcript of Tysabri Conference Call on February 6, 2013;

(ix)	Elan’s 20-F SEC filing on February 12, 2013 for the financial year ended December 31, 2012; and

(x)	Alkermes plc (ALKS) 13-D SEC filing on February 6, 2013.

J.P. Morgan is lead financial advisor to Royalty Pharma with BofA Merrill Lynch and Groton Partners acting as co-advisors.

This announcement does not amount to a firm intention to announce an offer and there can be no certainty that an offer will be forthcoming (even if the pre-conditions noted above are satisfied or waived) or, if made, as to the conditions of any offer.

ENQUIRIES

Royalty Pharma

Pablo Legorreta

George Lloyd

Tel: +1 212 883 2275

J.P. Morgan

Henry Gosebruch (New York, Tel: +1 212 270 6000)

Dwayne Lysaght / James Mitford (London, Tel: +44 (0) 20 7742 4000)

Abernathy MacGregor (PR)

Tom Johnson/Chuck Burgess

Tel: +1 212 371 5999

Maitland (PR)

Tom Buchanan

Tel: +44 (0) 20 7379 5151

FURTHER INFORMATION

This announcement is not intended to, and does not, constitute or form part of any offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to this announcement or otherwise.

The distribution of this announcement in jurisdictions other than Ireland and the Proposal may be affected by the laws of relevant jurisdictions. Therefore any persons who are subject to the laws of any jurisdiction other than Ireland or Elan Shareholders who are not resident in Ireland will need to inform themselves about, and observe, any applicable requirements.

Additional Information

This announcement does not constitute an offer to buy or the solicitation of an offer to sell any securities. This announcement relates to a potential business combination transaction with Elan proposed by Royalty Pharma and is not a substitute for any tender offer statement or any other document in the event that Royalty Pharma files such a document with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any such documents will be available free of charge through the website maintained by the SEC at www.sec.gov or by directing a request to the persons listed above.

General

THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER TO SELL, OR AN INVITATION TO SUBSCRIBE FOR OR PURCHASE OR EXCHANGE, ANY SECURITIES OR THE SOLICITATION OF ANY VOTE OR APPROVAL IN ANY JURISDICTION.

Responsibility Statements

The member of RP Management, LLC accepts responsibility for the information contained in this announcement, save that the only responsibility accepted by the member of RP Management, LLC in respect of the information in this announcement relating to Elan, the Elan Group, the Board of Elan and the persons connected with them, which has been compiled from published sources, has been to ensure that such information has been correctly and fairly reproduced or presented (and no steps have been taken by the member of RP Management, LLC to verify this information). To the best of the knowledge and belief of the member of RP Management, LLC (having taken all reasonable care to ensure that such is the case), the information contained in this announcement for which he accepts responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

J.P. Morgan, together with its affiliate J.P. Morgan Limited (which is authorised and regulated by the Financial Services Authority in the United Kingdom), is acting exclusively for Royalty Pharma and for no one else in connection with the matters described in this announcement and is not, and will not be, responsible to anyone other than Royalty Pharma for providing the protections afforded to clients of J.P. Morgan or its affiliates, or for providing advice in connection with the matters described in this announcement.

Merrill Lynch International (“BofA Merrill Lynch”), a subsidiary of Bank of America Corporation, is acting exclusively for Royalty Pharma in connection with the possible offer and for no one else and will not be responsible to anyone other than Royalty Pharma for providing the protections afforded to its clients or for providing advice in relation to the possible offer.

Rule 8 – Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Irish Takeover Rules, if any person is, or becomes, “interested” (directly or indirectly) in one per cent. or more of any class of “relevant securities” of Elan, all “dealings” in any “relevant securities” of Elan (including by means of an option in respect of, or a derivative referenced to, any such “relevant securities”) must be publicly disclosed by not later than 3.30 pm (Dublin time) on the “business day” following the date of the relevant transaction. This requirement will continue until the date on which the Possible Offer becomes effective, lapses or is otherwise withdrawn or on which the Offer Period otherwise ends. If two or more persons co-operate on the basis of any agreement, either express or tacit, either oral or written, to acquire an “interest” in “relevant securities” of Elan, they will be deemed to be a single person for the purpose of Rule 8.3 of the Irish Takeover Rules.

Under the provisions of Rule 8.1 of the Irish Takeover Rules, all “dealings” in “relevant securities” of Elan by Elan or Royalty Pharma, or by any of their respective “associates” must also be disclosed by no later than 12 noon (Dublin time) on the “business day” following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose “relevant securities” “dealings” should be disclosed can be found on the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie.

“Interests in securities” arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an “interest” by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Irish Takeover Rules, which can be found on the Irish Takeover Panel’s website.

If you are in any doubt as to whether or not you are required to disclose a “dealing” under Rule 8, please consult the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie or contact the Irish Takeover Panel on telephone number +353 (0)1 678 9020; fax number +353 (0)1 678 9289.

Forward Looking Statements

This announcement may include certain “forward looking statements” with respect to the business, strategy and plans of Elan and Royalty Pharma and their respective expectations relating to the Possible Offer and their future financial condition and performance. Statements that are not historical facts, including statements about Elan or Royalty Pharma or their respective management’s beliefs and expectations, are forward looking statements. Words such as “believes”, “anticipates”, “estimates”, “expects”, “intends”, “aims”, “potential”, “will”, “would”, “could”, “considered”, “likely”, and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon future circumstances that may or may not occur.

Examples of such forward looking statements include, but are not limited to, statements about expected benefits and risks associated with the Possible Offer; projections or expectations of profit attributable to shareholders; anticipated provisions or write-downs, economic profit, dividends, capital structure or any other financial items or ratios; statements of plans, objectives or goals of Elan, Royalty Pharma or the combined company following the Possible Offer; statements about the future trends in interest rates, liquidity, foreign exchange rates, stock market levels and demographic trends and any impact that those matters may have on Elan, Royalty Pharma or the combined company following the Possible Offer; statements concerning any future Irish, U.S. or other economic environment or performance; statements about strategic goals, competition, regulation, regulatory approvals, dispositions and consolidation or technological developments in the financial services industry; and statements of assumptions underlying such statements.

Forward looking statements only speak as of the date on which they are made, and the events discussed in this announcement may not occur. Subject to compliance with applicable law and regulation, Royalty Pharma is not under any obligation to update publicly or revise forward looking statements, whether as a result of new information, future events or otherwise.

No Profit Forecast / Asset Valuations

No statement in this announcement constitutes a profit forecast for any period, nor should any statement be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for either Royalty Pharma or Elan as appropriate. No statement in this announcement constitutes an asset valuation.

APPENDIX I:

Definitions

The following definitions apply throughout this announcement unless the context otherwise requires:

“Alkermes Shares”	the 7.75 million ordinary shares of Alkermes plc sold by Elan Science Three Limited on February 6, 2013;

“BofA Merrill Lynch”	Merrill Lynch International, a subsidiary of Bank of America Corporation;

“Biogen”	Biogen Idec Inc.;

“Board of Elan”	the board of directors of Elan at the date of this announcement;

“Broker Median Price Target”	the median of the price targets given by the brokers named in the Sources and Bases section that have published price targets following the announcement of the Tysabri Transaction on February 6, 2013 and prior to the Proposal Announcement;

“Broker Projected Earnings Per Share”	the median of earnings per share forecasts made by the brokers named in the Sources and Bases section that published revised earnings per share forecasts following the announcement of the Tysabri Transaction on February 6, 2013 and prior to the Proposal Announcement;

“Broker Projected EBITDA”	the median of EBITDA forecasts made by the brokers named in the Sources and Bases section that have published revised EBITDA forecasts following the announcement of the Tysabri Transaction on February 6, 2013 and prior to the Proposal Announcement;

“Broker Projected Revenue”	the median of revenue forecasts made by the brokers named in the Sources and Bases section that have published revised revenue forecasts following the announcement of the Tysabri Transaction on February 6, 2013 and prior to the Proposal Announcement;

“Current Enterprise Value”	the enterprise value of Elan as at February 15, 2013, calculated by Royalty Pharma in accordance with Appendix VI;

“Disposed Tysabri Interest”	the interest in Tysabri that will be sold by Elan to Biogen upon the completion of the Tysabri Transaction;

“Disposed Tysabri Percentage”	the percentage of the economic value of the Pre-Restructuring Tysabri Participation that will be sold by Elan to Biogen upon the completion of the Tysabri Transaction;

“Disposed Tysabri Percentage Range”	46 percent to 54 percent, being the range that Royalty Pharma has used for the preparation of its illustrative calculation of the value of the residual Tysabri Royalty;

“Elan” or “the Company”	Elan Corporation plc;

“Elan ADS’s”	Elan American Depository Shares, each representing one (1) Elan Share;

“Elan Group”	Elan and each of its subsidiaries and subsidiary undertakings;

“Elan Shareholders”	the registered holders of Elan Shares and the holders of Elan ADS’s; “Elan Shareholder” means any of such holders;

“Elan Shares”	the ordinary shares of €0.05 each in the capital of Elan and “Elan Share” means any one of them;

“Elan Stock”	Elan Shares and/or Elan ADS’s;

“Irish Takeover Rules”	the Irish Takeover Panel Act 1997, Takeover Rules 2007 (as amended);

“Jazz”	Jazz Pharmaceuticals plc;

“J.P. Morgan”	J.P. Morgan Securities LLC;

“Large Cap Biotech Companies”	Amgen Inc., Biogen, Celgene Corporation and Gilead Sciences, Inc.;

“Offer Period”	the period commencing on the date of the Proposal Announcement and ending on such date as the Irish Takeover Panel may decide or the Irish Takeover Rules dictate;

“Possible Offer”	an offer for Elan of US$11 for every Elan Share and every Elan ADS which Royalty Pharma is proposing, on an indicative basis, to make;

“Pre-Restructuring Tysabri Participation”	Elan’s interest in Tysabri through a 50/50 collaboration with Biogen prior to the Tysabri Transaction;

“Proposal”	an indicative proposal to enquire the entire issued and to be issued share capital of Elan at a price of US$11 for every Elan Share and Elan ADS;

“Proposal Announcement”	the announcement made by Royalty Pharma on February 25, 2013 stating its Proposal;

“Proposal Enterprise Value”	the enterprise value of Elan implied by the Proposal, calculated by Royalty Pharma in accordance with Appendix VI;

“Proposal Price”	the US$11 for each Elan Share and Elan ADS referred to in Royalty Pharma’s Proposal;

“Prothena”	Prothena Corporation plc;

“SEC”	Securities and Exchange Commission;

“Specialty Pharma Companies”	Alkermes plc, Allergan, Inc., Cubist Pharmaceuticals, Inc., Endo Health Solutions Inc., Forest Laboratories, Inc., Jazz Pharmaceuticals plc, The Medicines Company, Salix Pharmaceuticals, Ltd., Shire plc, Valeant Pharmaceuticals International, Inc. and Warner Chilcott Plc;

“Tysabri Conference Call”	the February 6, 2013 conference call following the announcement of the Tysabri Transaction;

“Tysabri Consideration”	the consideration of US$3.249 billion payable by Biogen to Elan Group upon the completion of the Tysabri Transaction;

“Tysabri Royalty”	the royalty on Tysabri payable by Biogen to members of the Elan Group following the completion of the Tysabri Transaction;

“Tysabri Transaction”	the transaction between Elan and Biogen in relation to the restructuring of Elan’s Tysabri collaboration with Biogen which was announced by Elan on February 6, 2013; and

“Valeant”	Valeant Pharmaceuticals International, Inc.

APPENDIX II:

Chronology of Events

The following chronology of recent events is provided as further background to the Proposal.

•	September 2011: Sale of Elan Drug Technologies (EDT) to Alkermes plc.

•	Summer 2012: Post-bapineuzumab clinical failure and announcement of spin-off of Prothena, Royalty Pharma developed an interest in Elan and Tysabri.

•

October to December 2012: Royalty Pharma had in-person meeting and several subsequent communications with Elan discussing ways in which Elan and Royalty Pharma might be able to work together, including Royalty Pharma’s interest in potentially acquiring Elan.

•	6 February 2013: Biogen and Elan announced Tysabri Transaction and Elan discussed its acquisition strategy.

•	18 February 2013: Royalty Pharma called Elan’s Chairman requesting an in-person meeting to discuss the Proposal.

•	20 February 2013: In-person meeting with Elan’s Chairman; offer letter containing the Proposal delivered to Elan’s Chairman.

•

22 February 2013: Elan issued press release reiterating its acquisition strategy, and announcing a US$1 billion share buy-back programme and debt refinancing. Elan failed to disclose that it has received Royalty Pharma’s Proposal.

•

25 February 2013: Royalty Pharma announced the Proposal to acquire Elan for US$11 per Share / ADS; Elan confirms receipt of Proposal and characterizes it as “highly conditional”. Royalty Pharma has had no formal response to its Proposal to date.

•	4 March 2013: Elan announced plan to distribute 20 percent of the Tysabri Royalty to Elan Shareholders through dividends.

•	This week: Royalty Pharma is meeting Elan Shareholders to move towards a recommended transaction.

APPENDIX III:

Royalty Pharma’s track record of raising capital in the debt and equity markets

The following chronology of recent events is provided as further background to Royalty Pharma’s Proposal and representative of its ability to access the debt and equity markets.

•	In November 2012, Royalty Pharma raised a US$705 million senior secured term loan A facility.

•	In October 2012, Royalty Pharma raised US$2,718 million in senior secured term loan facilities.

•	In May 2012, Royalty Pharma raised US$600 million of incremental term loan B debt.

•	In November 2011, Royalty Pharma raised US$345 million in new equity.

•	In August 2011, Royalty Pharma raised a US$2,750 million senior secured term loan B facility due in 2016 and 2018.

•	In August 2011, Royalty Pharma raised a US$850 million senior secured term loan A facility.

•	In July 2011, Royalty Pharma raised a US$400 million add-on term loan B facility.

•	In November 2008, Royalty Pharma raised US$262 million of private equity.

•	In May 2008, Royalty Pharma raised a US$150 million senior unsecured fixed rate term loan.

•	In May 2008, Royalty Pharma raised a US$150 million incremental senior secured term loan B facility.

•	In December 2007, Royalty Pharma raised a US$700 million incremental secured term loan B facility.

•	In October 2007, Royalty Pharma raised a US$400 million term loan B facility swapped to a fixed rate.

•	In May 2007, Royalty Pharma raised a US$1,400 million term loan B facility.

APPENDIX IV:

Basis for statement about value of Tysabri Royalty implied by the Tysabri Transaction

An estimate of the value of the Tysabri Royalty implied by the Tysabri Transaction can be calculated principally by making assumptions around the percentage of the economic value of the Pre-Restructuring Tysabri Participation acquired by Biogen in the Tysabri Transaction, through which it acquired the Disposed Tysabri Interest (the percentage being the “Disposed Tysabri Percentage”).

Based on an assumed value for the Disposed Tysabri Interest, one can infer the value of the Tysabri Royalty. Based on an assumed value for the Tysabri Royalty, it is also possible to infer an enterprise valuation for Elan as a whole by making an assumption about the value of Elan’s other non-cash assets and attributes. Royalty Pharma ascribes minimal value to these other assets as discussed elsewhere in this announcement.

Assumption on Disposed Tysabri Percentage

The Disposed Tysabri Percentage can be estimated by comparing, on an annual basis, forecasts for the profit that would have accrued to Elan under the Pre-Restructuring Tysabri Participation (before the Tysabri Transaction) and the profit that will accrue to Elan under the residual Tysabri Royalty (following the Tysabri Transaction).

Royalty Pharma has prepared an illustrative calculation which assumes that the Disposed Tysabri Percentage is between 46 percent and 54 percent (the “Disposed Tysabri Percentage Range”). This illustrative calculation was prepared solely based upon Royalty Pharma’s analysis of the terms of the Tysabri Transaction and publicly available forecasts for Tysabri. Biogen paid US$3.25 billion for the Disposed Tysabri Interest.

Elan or Biogen have not disclosed what they believe the relevant percentage to be. In the event that the calculation below were undertaken assuming that Biogen will acquire a higher or lower percentage of the Pre-Restructuring Tysabri Royalty, the effect would be to increase or decrease the implied premia calculated in Table 1 respectively.

Assumption on synergies

In its calculations, Royalty Pharma makes no adjustment for the value of synergies that may be realized by Biogen. Biogen has stated that its annual operating synergies from the Tysabri Transaction will be approximately US$30 million21. No other buyer could have realized such synergies and no further similar synergies are now available.

Royalty Pharma believes that these synergies can be viewed as reducing the effective net cost to Biogen. As such, Royalty Pharma believes that its calculation may over-state the value ascribed by the Tysabri Transaction to the standalone value of the Disposed Tysabri Interest, and by implication may over-state the value of the residual Tysabri Royalty.

In the event that the calculation below ascribed a value to Biogen’s synergies, the effect would be to increase the implied premia set out in Table 1.

[21]	Sourced from the Biogen presentation made to investors on February 6, 2013 which states on slide 13 that “Asset Purchase Structure Enables: Approximately US$30M in annual operating synergies relatively seamlessly”

Assumption on Elan’s other non-cash assets

As discussed elsewhere in this announcement, Royalty Pharma ascribes minimal value to Elan’s non-cash assets other than to the residual Tysabri Royalty, and the Proposal Enterprise Value therefore closely reflects the value that Royalty Pharma is ascribing to the residual Tysabri Royalty.

In the event that the calculation below ascribed a higher value to Elan’s non-cash assets other than the residual Tysabri Royalty, the effect would be to decrease the implied premia calculated in Table 1.

Calculation of implied value of Elan’s residual Tysabri Royalty

Based on the assumptions above, the table below calculates the implied value of Elan’s residual Tysabri Royalty and sets out how this value compares with the Proposal Enterprise Value.

Using a mid-point of the Disposed Tysabri Percentage Range of 50 percent would indicate that the Tysabri Transaction ascribed a value of US$3.25 billion to the residual Tysabri Royalty. The Proposal Enterprise Value of US$3.56 billion represents a 9.6 percent premium to this value.

This is despite the fact that Royalty Pharma would not gain control of Tysabri through an acquisition of Elan, and the fact that the tiered Tysabri Royalty structure allocates more value to Biogen on the lower risk cash flows accruing from Tysabri (the first US$2 billion of annual sales from the drug) and makes the value accruing to Elan more dependent on the higher risk cash flows (the incremental annual sales from the drug above US$2 billion).

Table 1 – Illustrative calculation of implied value of Elan’s residual Tysabri Royalty

Disposed Tysabri Percentage		46%		48%		50%		52%		54%
Purchase price paid by Biogen in Tysabri Transaction	US$	3.25 billion	US$	3.25 billion	US$	3.25 billion	US$	3.25 billion	US$	3.25 billion
Implied value of Elan’s residual Tysabri Royalty	US$	3.81 billion	US$	3.52 billion	US$	3.25 billion	US$	3.00 billion	US$	2.77 billion
Proposal Enterprise Value	US$	3.56 billion	US$	3.56 billion	US$	3.56 billion	US$	3.56 billion	US$	3.56 billion
% premium		(6.6)%		1.2%		9.6%		18.7%		28.7%

APPENDIX V:

Revenue by therapeutic area for Royalty Pharma product portfolio

Table 2 – 2012 revenue by therapeutic area

Therapeutic Area	Percent
Rheumatology	31 percent
HIV	18 percent
Oncology	13 percent
Diabetes	11 percent
Neurology	10 percent
Cardiology	8 percent
Antibiotics	7 percent
Other	2 percent

APPENDIX VI:

Calculation of Current Enterprise Value and Proposal Enterprise Value

Table 3 – Enterprise Value (US$m unless stated)

	Current Enterprise Value			Proposal Enterprise Value
Price of Elan Stock	US$	10.35	[22]	US$	11.00
Fully diluted number of Elan Stock outstanding (m) – Table 4		601.6			602.0
Market capitalization		6,226.9			6,622.4
Elan net cash – Table 5		3,061.5			3,061.5
Enterprise value		3,165.4			3,560.9
% premium to Current Enterprise Value					12.5%

Table 4 – Fully diluted shares (m unless stated)

	Current Enterprise Value		Proposal Enterprise Value
Price of Elan Stock	US$	10.35	US$	11.00
Total voting rights[23]		595.3		595.3
Dilution from options and restricted stock units[24]		6.3		6.7

Fully diluted shares outstanding		601.6		602.0

Table 5 – Elan net cash position (US$m unless stated)

Net cash
Cash and cash equivalents	431.3
Proceeds from sale of Alkermes Shares[25]	169.7
Restricted cash and cash equivalents – current	2.6
Long-term debt	(600.0)
Janssen AI funding commitment[26]	(123.1)
Restructuring accruals	(27.6)
Accrued transaction costs	(12.5)
Cambridge Collaboration termination[27]	(8.0)
Unfunded pension liability[28]	(39.1)
Value of Prothena stake[29]	19.1
Proceeds to come from Tysabri Transaction[30]	3,249.0

Net cash pro forma for Tysabri Transaction	3,061.5

Note: Where not otherwise cited, figures are extracted from Elan’s balance sheet as at December 31, 2012 and are sourced from Elan’s 20-F SEC filing on February 12, 2013 for the financial year ended December 31, 2012. This calculation has been amended from the calculation included in Appendix II of the Proposal Announcement to include the impact of the US$29.9 million funding provided to Janssen AI in January 2013 (after the end of Elan’s last reported financial year).

[22]	The closing share price of Elan ADS’s on the New York Stock Exchange on February 15, 2013.
[23]	Sourced from Elan’s Total Voting Rights announcement filed on January 31, 2013 and adjusted for restricted stock units vested between that date and the date of the Proposal Announcement.
[24]	Dilutive impact calculation based on the treasury share method.
[25]	Per Alkermes plc (ALKS) 13-D SEC filing on February 6, 2013.
[26]	Elan’s remaining funding commitment to Janssen AI as at February 2013 plus the amount provided in January 2013, as disclosed in Elan’s 20-F SEC filing on February 12, 2013.
[27]	Extracted from Elan’s 20-F SEC filing on February 12, 2013 for the financial year ended December 31, 2012.
[28]	Extracted from Elan’s 20-F SEC filing on February 12, 2013 for the financial year ended December 31, 2012.
[29]	Calculated as the closing share price of Prothena’s ordinary shares of US$6.01 on the NASDAQ Stock Market on February 15, 2013 times 3,182,253 ordinary shares owned by Elan as disclosed in Elan’s Form 3 SEC filing on December 20, 2012.
[30]	Expected cash upfront payment by Biogen to the Elan Group on closing of the Tysabri Transaction which was announced by Biogen on February 6, 2013.

All amounts contained within this document referred to by “US$” and “c” refer to the US dollar and US cents.

Any reference to “subsidiary undertaking”, “associated undertaking” and “undertaking” have the meanings given by the European Communities (Companies: Group Accounts) Regulations, 1992.

Any reference to “subsidiary” has the meaning given to it by Section 155 of the Irish Companies Act 1963, as amended.

Any references to any provision of any legislation shall include any amendment, modification, re-enactment or extension thereof. Any reference to any legislation is to Irish legislation unless specified otherwise.

Words importing the singular shall include the plural and vice versa and words supporting the masculine shall include the feminine or neuter gender.